SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September [1], 2002

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
(Exact name of registrant as specified in charter)

Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines
(Address of principal executive offices)

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE ("SRC")

1. 13 September 2002
(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Exact name of registrant as specified in its charter

5. PHILIPPINES
Province, country or other jurisdiction of Incorporation

6. ____________ (SEC Use Only)
Industry Classification Code

7. Ramon Cojuangco Building, Makati Avenue, Makati City — 1200
Address of principal office — Postal Code

8. (632) 814-3664
Registrant's telephone number, including area code

9. Not Applicable
Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Attached hereto is a press release announcing the closing of PLDT's exchange offers for all of its outstanding 10.625% Notes due 2007 and 11.375% Notes due 2012.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Date: 13 September 2002

Distribution Copies: 5 copies – Securities & Exchange Commission
1 copy - Philippine Stock Exchange
1 copy - Company Secretary

PLDT NEWS

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from JPMorgan Chase Bank, as exchange agent for Philippine Long Distance Telephone Company, and that will contain detailed information about the company and management, as well as financial statements. The Exchange Notes (as defined below) have been registered under the U.S. Securities Act of 1933 pursuant to a registration statement declared effective on August 12, 2002.

Philippine Long Distance Telephone Company

Closing of Exchange Offers for Any and All of Its Outstanding 10.625% Notes due 2007 and 11.375% Notes due 2012

Manila, Philippines, September 13, 2002 -- Philippine Long Distance Telephone Company ("PLDT") (PSE: TEL) (NYSE: PHI) announced today that its offers to exchange (the "Exchange Offers") up to US$100,000,000 aggregate principal amount of its 10.625% Notes due 2007 and up to US$250,000,000 aggregate principal amount of its 11.375% Notes due 2012, all of which have been registered under the U.S. Securities Act of 1933 (collectively, the "Exchange Notes"), for its outstanding US$100,000,000 aggregate principal amount of 10.625% Notes due 2007 and US$250,000,000 aggregate principal amount of 11.375% Notes due 2012 (collectively, the "Old Notes"), respectively, expired at 5:00 p.m., New York time, on September 11, 2002. PLDT undertook the Exchange Offers to satisfy a condition of its sale of the Old Notes and did not raise any new cash thereby.

As of 5:00 p.m., New York time, on September 11, 2002, PLDT was advised by JPMorgan Chase Bank, the exchange agent for the exchange offers, that US$95,114,000 aggregate principal amount of 2007 Old Notes and US$248,782,000 aggregate principal amount of 2012 Old Notes had been tendered in exchange for an equivalent amount of Exchange Notes of the corresponding series.

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About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone and fixed line, wireless, cable and satellite networks.

Listed on the Philippine Stock Exchange [PSE: TEL] and its American depositary shares are listed on the New York Stock Exchange [NYSE: PHI] and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies. Further information can be obtained by visiting the web at www.pldt.com.ph.

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For more information about PLDT, please contact:

Anabelle Chua
Treasurer and Senior Vice President
PLDT
Tel. No.: +632 816-8213
Fax No.: +632 844-9099

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPINE LONG DISTANCE TELEPHONE COMPANY

By /s/ MA. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate
Secretary and General Counsel

Date: September 17, 2002